May 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bankwell Financial Group, Inc. Registration Statement on Form S-1 (File No. 333-195080) Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the general Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the offering described in the Prospectus contained in the above-captioned Registration Statement, Bankwell Financial Group, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement be declared effective at 4:00 p.m. Eastern Standard Time on May 13, 2014, or as soon thereafter as practicable.

In making the foregoing request, we hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

BANKWELL FINANCIAL GROUP, INC.

By:	/s/ Ernest J. Verrico
Name: Ernest J. Verrico
Title: Executive Vice President and CFO

May 9, 2014

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director

Jennifer Riegel, Special Counsel

Karen Ubell, Staff Attorney

Lisa Vanjoske, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Re:	Bankwell Financial Group, Inc.

Registration Statement on Form S-1 (Registration No. 333-195080)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Bankwell Financial Group, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-195080) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on Tuesday, May 13, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 5, 2014 through the date hereof:

Preliminary Prospectus dated May 5, 2014:

1,100 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

KEEFE, BRUYETTE & WOODS, INC., A STIFEL COMPANY

By:	Sandler O’Neill & Partners, L.P.

By:	/s/ Christopher DeCresce
Name: Christopher DeCresce
Title: Authorized Signatory

By:	Keefe, Bruyette & Woods, Inc., a Stifel Company

By:	/s/ Robin P. Suskind
Name: Robin P. Suskind
Title: Managing Director